Exhibit 99.10

Consent of Robert E. Cameron

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled “Technical Report on the Titiribi Project, Department of Antioquia, Colombia” dated effective June 14, 2021; and (ii) the references, as applicable, to the undersigned’s name included in or incorporated by reference in the (a) Annual Information Form for the fiscal year ended November 30, 2025 of GoldMining Inc. (the “Company”) being filed as an exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended November 30, 2025, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto, and (b) Registration Statement on Form F-10/A (No. 333-291776) of the Company previously filed with the United States Securities and Exchange Commission.

/s/ Robert E. Cameron
Robert E. Cameron, Ph.D., MMSA

Dated: February 27, 2026